Exhibit 99.1

CORAL GOLD RESOURCES LTD.
(an Exploration Stage Company)

Audited Consolidated Financial Statements

For the years ended January 31, 2010, 2009 and 2008
(in Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Coral Gold Resources Ltd. are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at and for the years ended January 31, 2010 and 2009 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Louis Wolfin”	"Lisa Sharp”
Louis Wolfin	isa Sharp
CEO	CFO
Vancouver, Canada
May 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF CORAL GOLD RESOURCES LTD.
(AN EXPLORATION STAGE COMPANY)

We have audited the consolidated balance sheets of Coral Gold Resources Ltd. (an Exploration Stage Company) as at January 31, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the year ended January 31, 2008 were audited by other auditors whose report dated May 27, 2008 expressed an unqualified opinion on those financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
May 26, 2010

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Consolidated Balance Sheets
(In Canadian Dollars)
As at January 31

	2010	2009

ASSETS
Current
Cash	$700,772	$1,332,316
Advances receivable from related party (Note 9)	18,354	16,899
Other amounts receivable	13,617	9,747
Prepaid expenses	4,694	5,854

	737,437	1,364,816
Investment securities (Note 4)	610,967	78,803
Reclamation deposits (Note 7)	408,075	477,550
Equipment (Note 5)	5,873	7,544
Mineral properties (Note 6)	16,029,214	15,704,913
	$17,791,566	$17,633,626

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$65,494	$64,334
Advances payable to related parties (Note 9)	23,022	70,084
Asset retirement obligation (Note 10)	-	270,979
	88,516	405,397
Asset retirement obligation (Note 10)	236,248	-
Future income tax liability (Note 13)	1,687,363	4,963,038

	2,012,127	5,368,435

Non-controlling interest	10,320	10,320

Shareholders' equity
Share capital (Note 8)	40,742,124	40,301,644
Contributed surplus	5,857,421	4,960,907
Accumulated other comprehensive income (loss)	425,695	(39,948)
Deficit accumulated during the exploration stage	(31,256,121)	(32,967,732)

	15,769,119	12,254,871
	$17,791,566	$17,633,626

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 15)

Approved on behalf of the board:

“Louis Wolfin”	Director	Gary Robertson”	Director
Louis Wolfin		Gary Robertson

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(In Canadian Dollars)
Years ended January 31

	2010	2009	2008

EXPENSES
Amortization	$1,671	$1,703	$581
Consulting fees (Note 9)	53,627	60,000	33,680
Directors’ fees (Note 9)	18,000	12,000	12,000
Investor relations and shareholder information	112,005	155,206	144,108
Legal and accounting	66,313	114,236	438,377
Listing and filing fees	22,866	25,919	76,995
Management fees (Note 9)	95,250	105,000	134,490
Office and miscellaneous (Note 9)	64,931	72,278	58,361
Salaries and benefits (Note 9)	104,365	128,925	104,235
Stock-based compensation (Note 8(e))	1,038,289	1,769,263	310,246
Travel	36,396	72,332	46,099
	1,613,713	2,516,862	1,359,172
Loss before other items	(1,613,713)	(2,516,862)	(1,359,172)
Other items
Interest income	2,618	69,764	165,004
Foreign exchange gain (loss)	464,851	(765,770)	519,722
Write-down of advances payable to related parties (Note 9)	17,000	-	-
Write-down of advances receivable	-	-	(24,029)
	484,469	(696,006)	660,697
Loss for the year before future income taxes	(1,129,244)	(3,212,868)	(698,475)
Future income tax recovery (expense) (Note 13)	2,840,855	(533,297)	(620,710)
Net Income (Loss) for the Year	1,711,611	(3,746,165)	(1,319,185)
Other Comprehensive Income (Loss)
Unrealized gain (loss) on investment securities, net of tax (Note 4)	465,643	(88,479)	(19,352)
Total Comprehensive Income (Loss) for the Year	$2,177,255	$(3,834,644)	$(1,338,537)

Basic and diluted
earnings (loss) per share (Note 8(f))	$0.07	$(0.15)	$(0.06)

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(In Canadian Dollars)
Years ended January 31

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit Accumulated During the Exploration Stage	Total Shareholders’ Equity

Balance, January 31, 2007	20,497,080	$36,706,478	$2,096,750	$-	$(27,902,382)	$10,900,846
Transitional adjustment for fair value of investment securities	-	-	-	67,883	-	67,883
Common shares issued for cash:
Private placement	4,230,000	3,369,900	860,100	-	-	4,230,000
Exercise of warrants	20,691	13,794	-	-	-	13,794
Exercise of stock options	135,000	76,100	-	-	-	76,100
Fair value of stock options exercised	-	40,840	(40,840)	-	-	-
Fair value of warrants exercised	-	4,593	(4,593)	-	-	-
Stock-based compensation	-	-	310,246	-	-	310,246
Loss for the year	-	-	-	-	(1,319,185)	(1,319,185)
Unrealized loss on investment securities	-	-	-	(19,352)	-	(19,352)

Balance January 31, 2008	24,882,771	40,211,705	3,221,663	48,531	(29,221,567)	14,260,332
Common shares issued for cash:
Exercise of stock options	107,000	59,920	-	-	-	59,920
Fair value of stock options exercised	-	30,019	(30,019)	-	-	-
Stock-based compensation	-	-	1,769,263	-	-	1,769,263
Loss for the year	-	-	-	-	(3,746,165)	(3,746,165)
Unrealized loss on investment securities	-	-	-	(88,479)	-	(88,479)

Balance January 31, 2009	24,989,771	40,301,644	4,960,907	(39,948)	(32,967,732)	12,254,871
Common shares issued for cash:
Exercise of stock options	523,500	293,160	-	-	-	293,160
Fair value of stock options exercised	-	147,320	(147,320)	-	-	-
Stock-based compensation	-	-	1,038,289	-	-	1,038,289
Fair value of stock options capitalized to mineral properties	-	-	5,545	-	-	5,545
Net income for the year	-	-	-	-	1,711,611	1,711,611
Unrealized gain on investment securities, net of tax	-	-	-	465,643	-	465,643

Balance January 31, 2010	25,513,271	$40,742,124	$5,857,421	$425,695	$(31,256,121)	$15,769,119

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Consolidated Statements of Cash Flows
(In Canadian Dollars)
Year ended January 31

	2010	2009	2008

OPERATING ACTIVITIES
Net income (loss) for the year	$1,711,611	$(3,746,165)	$(1,319,185)
Adjustments for items not involving cash:
Amortization	1,671	1,703	581
Stock-based compensation	1,038,289	1,769,263	310,246
Foreign exchange (gain) loss	(473,492)	908,329	(577,162)
Write-down of advances payable to related parties	(17,000)	-	-
Write-down of advances receivable	-	-	24,029
Future income tax (recovery) expense	(2,840,855)	533,297	620,710
Net change in non-cash working capital (Note 12)	5,657	(24,160)	(260,860)

Cash used in operating activities	(574,119)	(557,733)	(1,201,641)

INVESTING ACTIVITIES
Mineral properties acquisition and exploration expenditures	(357,480)	(1,609,696)	(2,074,001)
Purchase of equipment	-	(6,920)	-
Decrease (increase) in reclamation deposits	8,268	(157,447)	12,126

Cash used In investing activities	(349,212)	(1,774,063)	(2,061,875)

FINANCING ACTIVITY
Issuance of shares for cash, net	293,160	59,920	4,319,894

Cash provided by financing activity	293,160	59,920	4,319,894

Foreign exchange effect on cash	(1,373)	2,103	-

Net increase (decrease) in cash	(631,544)	(2,269,773)	1,056,378
Cash, beginning of year	1,332,316	3,602,089	2,545,711

Cash, end of year	$700,772	$1,332,316	$3,602,089

Supplementary disclosure of cash flow information:
Cash paid during the year for:
Interest	$1,940	$2,795	$333
Income taxes	$-	$-	$-
Expenditures on mineral properties included in advances payable to related parties	$2,073	$40,797	$-

The accompanying notes are an integral part of these consolidated financial statements

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

1.	Nature of Operations and Going Concern

Coral Gold Resources Ltd. (the “Company”) was incorporated under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties.

These consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will continue to realize its assets and discharge its liabilities in the normal course of business.  Accordingly, these consolidated financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.
.
The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing (note 15).

At January 31, 2010, the Company had working capital of $648,921 (2009 - $959,419) and a deficit accumulated during the exploration stage of $31,256,121 (2009 - $32,967,732). Management of the Company believes that it has sufficient funds to meet its liabilities for the ensuing year as they fall due, and to fund cash payments for administration, ongoing commitments and current planned exploration programs.

2.	Significant Accounting Policies

a) Basis of Presentation and Consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are in conformity with United States generally accepted accounting principles (“US GAAP”), except as described in Note 16 to these consolidated financial statements. All figures are in Canadian dollars unless otherwise stated.

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California and its 98.49% owned integrated subsidiary Marcus Corporation of Nevada (“Marcus”). Significant inter-company accounts and transactions have been eliminated on consolidation.

b) Equipment

Equipment is recorded at historical cost less accumulated amortization. Amortization is calculated and charged to operations as follows:

Computer Hardware	Declining balance on 20% annual rate
Equipment	Declining balance on 20% annual rate
Vehicles	Straight line over 5 years

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

2.	Significant Accounting Policies (Continued)

c) Mineral Properties

The Company is in the exploration stage and capitalizes all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method, all amounts shown as mineral properties represent costs incurred to date, including acquisition costs, exploration and development expenditures, net of any recoveries and do not necessarily reflect present or future values.

The costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, sold or the Company’s mineral rights are allowed to lapse. If the properties are put into commercial production, the expenditures will be depleted based upon the proven and probable reserves available. If the properties are sold or abandoned, the expenditures will be charged to operations. The Company does not accrue the estimated future costs, such as land taxes, of maintaining its mineral properties in good standing.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.  Proceeds received on the sale or option of the Company’s property is recorded as a reduction of the mineral property cost.  The Company recognizes in income those costs that are recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

The carrying values of mineral properties, on a property-by-property basis, are reviewed by management at least annually to determine if the mineral properties have become impaired. If impairment is deemed to exist, the mineral property will be written down to its fair value. The ultimate recoverability of the amounts capitalized for the mineral properties is dependent upon the delineation of economically recoverable ore reserves and the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in various projects have been based on current conditions. However, it is reasonably possible that changes could occur in the near term which could adversely affect management’s estimates and may result in future write-downs of capitalized mineral property carrying values.

d) Asset Retirement Obligation (“ARO”)

The Company’s proposed and incurred mining and exploration activities are subject to various laws and regulations for federal and regional jurisdictions, in which it operates, governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures that comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operations of mining properties, plant and equipment.

The Company recognizes an estimate of the liability associated with an ARO in the consolidated financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted using consistent rates and methods as applicable to the corresponding asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

2.	Significant Accounting Policies (Continued)

e) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

f) Foreign Currency Translation

The Company’s integrated foreign subsidiaries are financially and operationally dependent on the Company.  The Company uses the temporal method to translate the accounts of its integrated foreign operations into Canadian dollars.  Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the exchange rates prevailing at the transaction date except for amortization, which is translated at historical exchange rates. Gains and losses arising from this translation are included in the determination of net loss for the year.

g) Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the fair value of financial instruments the recoverability of mineral property interests, balances of accrued liabilities, fair value of ARO, the assumptions used in the determination of the fair value of stock-based compensation and the valuation allowance for future income taxes.  Although management believes its estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

h) Stock-Based Compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options is accrued and charged either to operations or mineral properties, with the offset credit to contributed surplus. For directors and employees the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

2.	Significant Accounting Policies (Continued)

i) Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercises would be used to purchase common shares at the average market price during the period. However, the calculation of diluted earnings (loss) per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

j) Accounting for Equity Units

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to warrants and recorded to contributed surplus based on their fair value calculated using the Black-Scholes option pricing model and the remainder is allocated to share capital.

k) Financial Instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income (loss). Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862, “Financial Instruments – Disclosures”, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

These disclosures are not required when the carrying amount is a reasonable approximation of the fair value.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

2.	Significant Accounting Policies (Continued) l) Future Accounting Changes
(i)	International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board announced that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The IFRS standards will be effective for the Company for interim and fiscal period reporting commencing February 1, 2011. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended January 31, 2011 and earlier where applicable. The Company is currently in the planning stages to identify the impact of adopting IFRS on its financial statements; at this time, the impact of the transition to IFRS cannot be reasonably estimated.

(ii)	Business Combinations (Section 1582); Consolidated Financial Statements (Section 1601); Non-Controlling Interests (Section 1602)

These new standards are based on the IFRS 3, “Business Combinations”, and replace the existing guidance on business combinations and consolidated financial statements. These new standards require most assets acquired and liabilities assumed, including contingent liabilities, to be measured at fair value and all acquisition costs to be expensed, and also require non-controlling interests to be recognized as a separate component of equity and net earnings to be calculated without a deduction for non-controlling interests. The objective of these new standards is to harmonize Canadian accounting for business combinations with the International and United States accounting standards. The new standards are to be applied prospectively to business combinations on or after February 1, 2011, with earlier application permitted. The Company has not yet determined the impact of the adoption of this change on its consolidated financial statements.

3.	Risk Management and Financial Instruments

The Company classified its cash as held-for-trading; investment securities as available-for-sale; advances receivable from related party, other amounts receivable (excluding GST) and reclamation deposits as loans and receivables; and accounts payable and advances payable to related parties as other financial liabilities.

The carrying values of cash, other amounts receivable (excluding GST), and accounts payable approximate their fair values due to the short-term maturity of these financial instruments. Investment securities are accounted for at fair value based on quoted market prices.  The book value of reclamation deposits approximate their fair value as the stated rates approximate the market rate of interest. The fair value of advances receivable from related parties and advances payable to related parties have not been disclosed as they cannot be reliably measured.

The Company’s financial instruments measured at fair value by level within the fair value hierarchy as at January 31, 2010 are as follows:

	Level 1	Level 2	Level 3	Total

Financial Assets
Available-for-sale
Investment securities	$610,967	$-	$-	$610,967

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

3.	Risk Management and Financial Instruments (Continued)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding GST). The Company assesses the collectability of advances receivable from related parties on a periodic basis and records allowances for non-collection based on management’s assessment of specific accounts.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a Canadian and US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	2010	2009

Cash held at major financial institutions
Canada	$695,910	$1,321,867
US	4,862	10,449

	700,772	1,332,316
Reclamation deposits held at major financial institutions
US	408,075	477,550

Total cash and reclamation deposits	$1,108,847	$1,809,866

b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash at January 31, 2010 in the amount of $700,772 (2009 - $1,332,316) in order to meet short-term business requirements. At January 31, 2010, the Company had current liabilities of $88,516 (2009 - $134,418). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without stated terms of interest or repayment.

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2011. This will require the Company to obtain additional financing in 2011.

Subsequent to January 31, 2010, the Company closed a non-brokered private placement in two tranches raising gross proceeds of $3,850,066 from the issuance of 7,000,120 units at a price of $0.55 per unit (Note 15).

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

3.	Risk Management and Financial Instruments (Continued)

c) Market Risk

Market risk consists of interest rate risk, foreign exchange risk and other price risk. These are discussed further below:

Interest Rate Risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at fixed rates. Given the stated rates of interest approximate market rates, the Company is not exposed to significant interest rate price risk as at January 31, 2010 and 2009.

Foreign Exchange Risk

Foreign exchange risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, advances receivable from related party and accounts payable as a portion of these amounts are denominated in US dollars as follows:

	2010	2009

Cash	$4,547	$8,519
Other amounts receivable	2,484	10,720
Advances receivable from related party	17,164	13,778
Reclamation deposits	382,482	389,360
Accounts payable	(5,084)	(1,005)

Net exposure	$401,593	$421,372

Canadian dollar equivalent	$428,510	$506,365

Based on the above net exposures as at January 31, 2010, a 6% (2009 - 10%) change based on the prior year fluctuations in the Canadian/US exchange rate would impact the Company’s earnings by approximately $25,700 (2009 - $18,000).

The Company manages foreign exchange risk my minimizing the value of financial instruments denominated in foreign currency.  The Company has not entered into any foreign currency contracts to mitigate this risk

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

3.	Risk Management and Financial Instruments (Continued)

c) Market Risk (Continued)

Other Price Risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities as they are carried at fair value based on quoted market prices.

As at January 31, 2010, a 115.24% (2009 - 178.97%) fluctuation in the fair value of investment securities based on the weighted average volatility of the underlying shares over the prior year would impact the Company’s other comprehensive income by approximately $93,118 (2009 - $62,234).

4.	Investment Securities At January 31, 2010, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$513,101	$590,218
Mill Bay Ventures Inc.	518,731	41,634	(20,885)	20,749

		$118,751	$492,216	$610,967

At January 31, 2009, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$(19,063)	$58,054
Mill Bay Ventures Inc.	518,731	41,634	(20,885)	20,749

		$118,751	$(39,948)	$78,803

Levon Resources Ltd. (“Levon”) and Mill Bay Ventures Inc. (“Mill Bay”) have common directors with the Company.

During the year ended January 31, 2010, the Company recognized an unrealized gain of $532,164 (2009 - unrealized loss of $88,479; 2008 - unrealized loss of $19,352), which is included in other comprehensive income (loss).  Future income tax in the amount of $66,521 (2009 - $nil; 2008 - $nil) was recorded against the unrealized gain for an unrealized gain, net of tax in the amount of $465,643 (2009 - unrealized loss of $88,479; 2008 - unrealized loss of $19,352).

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

5.	Equipment

January 31, 2010	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$5,926	$4,537	$1,389
Equipment	436	335	101
Vehicles	6,920	2,537	4,383
	$13,282	$7,409	$5,873

January 31, 2009	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$5,926	$4,190	$1,736
Equipment	436	310	126
Vehicles	6,920	1,238	5,682
	$13,282	$5,738	$7,544

6.	Mineral Properties

	Robertson Property	Ruf and Norma Sass Claims	Other	Total

Balance, January 31, 2008	$13,997,453	$23,845	$3	$14,021,301

Exploration costs during year:
Assays	138,111	-	-	138,111
Consulting	372,187	-	-	372,187
Drilling	717,177	-	-	717,177
Field supplies and services	10,540	-	-	10,540
Lease payments	141,893	-	-	141,893
Mapping	3,949	-	-	3,949
Taxes, licenses and permits	89,131	-	-	89,131
Water analysis	833	-	-	833
Reclamation	209,791	-	-	209,791

Balance, January 31, 2009	15,681,065	23,845	3	15,704,913

Exploration costs during year:
Assays	2,049	-	-	2,049
Consulting	120,358	-	-	120,358
Lease payments	99,449	-	-	99,449
Taxes, licenses and permits	96,019	5,767	-	101,786
Water analysis	659	-	-	659

Balance, January 31, 2010	$15,999,599	$29,612	$3	$16,029,214

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

6.	M ineral Properties (Continued)

a)      Robertson Property

The Company has certain interests in 803 patented and unpatented lode mining claims located in the Bullion Mining District, Lander County, Nevada, subject to net smelter returns (“NSR”) on production ranging from 4% to 10%, and which certain leases provide for advance royalty payments. The Robertson group is comprised of three claim groups known as the Core Claims, the Carve-out Claims and the Ruf Claims.

(i)	Core Claims – 100% interest

The Company holds an undivided interest in 561 patented and unpatented lode mining claims. The Company owns outright 485 of these claims of which 39 unpatented lode claims and two placer claims are owned by the Company’s 98.49% owned subsidiary Marcus.

The remaining 76 claims are leased by the Company as follows:

(a)	June Claims

The Company entered a mineral lease and option-to-purchase agreement granting it the exclusive rights to explore, develop, and exploit six lode mining claims which form part of the core area of the Robertson Property.  The agreement is for an initial term of four years expiring March 22, 2012 in consideration of the payment of an annual rent of US$25,000, renewable in successive four-year terms, provided that the rent will increase by US$5,000 every four years.

The property is subject to a NSR royalty charge of 3%, subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point.  The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000.

(b)
Blue Ridge Claims

The Company assumed a mineral lease agreement dated March 1, 1992 relating to nine mineral claims which form part of the core area of the Robertson Property. The original lease agreement bears an initial term of 20 years with the possibility to extend the term if the Company is actively exploring, developing or mining the property. These claims are subject to a 5% NSR. In order to maintain the lease the Company must pay minimum advanced royalty payments of US$1,800 per month during the term of the lease.

(c)	Chachas/Moore Lease

The Company assumed an option-to-purchase agreement dated November 30, 1975 related to 13 mineral claims which form part of the core area of the Robertson Property. The total purchase price of the claims is US$2,000,000 which is payable in installments of US$1,000 per month until paid in full.

The property is subject to an 8% NSR. Any NSR royalty payments paid to the lessors are credited against the minimum monthly payments for a period equal to the value of the royalties paid at a rate of US$1,000 per month.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

6.	Mineral Properties (Continued) a) Robertson Property (Continued)
	(i)	Core Claims – 100% interest (Continued)
(d)	Blue Nugget, Lander Ranch & Norma Sass Claims

The Company entered a mineral lease and option-to-purchase agreement with respect to 9 Blue Nugget claims, 27 Lander Ranch claims, 24 Norma claims and 11 Sass claims of which the Blue Nugget and Lander Ranch claims form part of the core area of the Robertson Property and the Norma and Sass claims form part of the Norma Sass Property (Notes 6(a)(iii) and 6(b)). Pursuant to the fifth amending agreement, the term of the lease was extended to April 21, 2013. The total purchase price of the claims is US$1,500,000, which is payable in annual installments of $500 per claim until paid in full.

(e)	Northern Nevada Lease

The Company entered a mineral lease with respect to 12 claims, which form part of the core area of the Robertson Property with an indefinite term.

The claims are subject to a 4% NSR for which the Company is required to make minimum annual advanced royalty payments in the amount of $9,600 per year throughout the term of the lease.

(ii)	Carve-out Claims – 39% carried interest

By Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. (“Amax”) an option to purchase a 51% interest in 219 claims. Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company has a 39% carried interest.

The Amax 61% interest was subsequently acquired by Cortez GML and is currently owned by Barrick Gold Corporation (“Barrick”).

(iii)
Ruf Claims – 66.67% owned

By an amended Option Agreement dated September 13, 1995, the Company granted Levon Resources Ltd. (“Levon”), a company related by common directors, an option to purchase a 50% interest in 58 claims including 23 Ruf, 24 Norma and 11 Sass Claims (Notes 6(a)(i)(d) and 6(b)) of which the Ruf claims form a portion of the Robertson Property and the Norma/Sass claims constitute the Norma/Sass Property. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in these claims. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the mineral property expenditure table.

A third party holds a 3% NSR royalty from some of these mining claims, up to a limit of US$1,250,000.

b)
Norma Sass Property

The Company holds a 66.67% interest in the 35 Norma Sass mining claims located in the Bullion Mining District, Lander County, Nevada pursuant to a mineral lease and option-to-purchase agreement (Note 6(a)(i)(d)). The remaining 33.33% interest is held by Levon (Note 6(a)(iii)).

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

6.	Mineral Properties (Continued) b) Norma Sass Property (Continued)

By way of an agreement dated September 25, 2008, the Company and Levon granted Barrick an option to acquire a 60% interest in these claims by incurring total exploration expenditures of at least US$3,000,000 in annual installments by December 31, 2014 as follows:

	a)	Incur US$250,000 on or before December 31, 2009 (completed);
	b)	Incur US$250,000 on or before December 31, 2010;
	c)	Incur US$500,000 on or before December 31, 2011;
	d)	Incur US$500,000 on or before December 31, 2012;
	e)	Incur US$600,000 on or before December 31, 2013; and
	f)	Incur US$900,000 on or before December 31, 2014.

Barrick may earn an additional 10% by incurring an additional US$1,500,000 by December 13, 2015. Barrick may earn an additional 5% by carrying the Company and Levon through to commercial production. Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out the Company’s and Levon’s joint interest by paying US$6,000,000 and granting them a 2% NSR royalty.

Realization of assets

The investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to mineral property interests

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company other than as disclosed in these consolidated financial statements.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

6.	Mineral Properties (Continued)

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

7	Reclamation Deposits

Under the Bureau of Land Management of the United States (the “Bureau”), the Company is required to hold reclamation deposits that cover the estimated cost to reclaim the ground disturbed. During the year ended January 31, 2010, the Company completed certain reclamation activities in Nevada, thereby as approved by the Bureau the bond was decreased by $8,268 (US$7,905). As at January 31, 2010, the total reclamation deposits were $408,075 (US$382,482) (2009 - $477,550 (US$390,387).

The Company placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond. Interest is accrued on the bond at a monthly weighted average rate of 0.10% (2009 – 2.11%).

8.	Share Capital

a) Authorized

Unlimited common shares without par value.

b) Issued

During the year ended January 31, 2008, the Company closed a non-brokered private placement of 4,230,000 units at a price of $1.00 per unit, each unit consisting of one common share and one transferable share purchase warrant. Each warrant entitled the investor to purchase one additional share at an exercise price of $1.17 per share for one year.  The proceeds of the private placement have been bifurcated using on the black-scholes method resulting in $3,369,900 recorded as share capital and $860,100 representing the fair value of the warrants recorded as contributed surplus. The fair value of each warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 4.00%, dividend yield of 0.00%, volatility of 65.77% and an expected life of 1.00 year.

During the year ended January 31, 2008, 20,691 warrants and 135,000 options were exercised for total proceeds of $13,794 and $76,100, respectively. The Company reallocated the fair value of warrants and options in the amounts of $4,593 and $40,840, respectively, from contributed surplus to share capital.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

8.	Share Capital (Continued)

b) Issued (Continued)

During the year ended January 31, 2009, 107,000 stock options were exercised for total proceeds of $59,920. The Company reallocated the fair value of these options previously recorded in the amount of $30,019 from contributed surplus to share capital.

During the year ended January 31, 2010, 523,500 stock options were exercised for total proceeds of $293,160. The Company reallocated the fair value of these options previously recorded in the amount of $147,320 from contributed surplus to share capital.

c) Share Purchase Warrants

During the years ended January 31, 2010 and 2009, there were no warrants issued or exercised.

During the year end January 31, 2009, the expiry date of the warrants issued pursuant to a private placement announced on April 20, 2007 were extended from May 18, 2008 to May 18, 2009.  The aggregate fair value compensation cost of these warrant amendments in the amount of $1,513,500 has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the original warrants at the date of amendment and the fair value of the amended warrants at the date of the amendment respectively: risk-free interest rates of 2.66% and 2.66%, dividend yield of 0.00% and 0.00%, volatility of 71.39% and 127.29% and an expected life of 0.27 years and 1.27 years.

On April 21, 2009, the TSX Venture Exchange granted approval to further extend these warrants to May 18, 2010. As a result of these warrant amendments, the Company recorded an additional aggregate fair value compensation cost in the amount of $703,897 (Note 8(e)), which has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the original warrants at the date of amendment and the fair value of the amended warrants at the date of the amendment respectively: risk-free interest rates of 0.80% and 0.80%, dividend yield of 0.00% and 0.00%, volatility of 122.86% and 139.51% and an expected life of 0.08 years and 1.00 year.

As at January 31, 2010 and 2009, the following share purchase warrants were outstanding:

Number of Underlying Shares	Exercise Price	Expiry Date

4,230,000	$1.17	May 18, 2010*

* As at January 31, 2009, these warrants expired on May 18, 2009. Subsequent to January 31, 2010, these warrants expired unexercised (Note 15(d)).

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

8.	Share Capital (Continued)

d)      Stock Options

The Company has granted directors, officers, consultants and certain employees stock options. For the year ended January 31, 2010 and 2009, stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, January 31, 2008	2,823,000	$1.00
Granted	634,000	$1.09
Exercised	(107,000)	$0.56
Cancelled	(629,000)	$1.11

Balance, January 31, 2009	2,721,000	$1.02
Granted	620,000	$0.76
Exercised	(523,500)	$0.56
Cancelled	(235,000)	$1.09
Expired	(60,000)	$0.56

Balance, January 31, 2010	2,522,500	$1.05

   A summary of stock options outstanding and exercisable as at January 31, 2010 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (yrs)	Intrinsic Value	Expiry Date
622,500	$1.17	0.86	$0.00	December 12, 2010
615,000	$1.29	1.59	$0.00	September 5, 2011
35,000	$0.76	1.95	$0.00	January 13, 2012
550,000	$1.00	2.65	$0.00	September 26, 2012
100,000	$1.00	3.01	$0.00	February 4, 2013
15,000	$1.00	3.25	$0.00	May 1, 2013
585,000	$0.76	4.95	$0.00	January 13, 2015

2,522,500

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

8.	Share Capital (Continued) d) Stock Options (Continued) A summary of stock options outstanding and exercisable as at January 31, 2009 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (yrs)	Intrinsic Value	Expiry Date
559,500	$0.56	0.83	$0.00	December 1, 2009
30,000	$0.56	1.19	$0.00	April 12, 2010
631,500	$1.17	1.86	$0.00	December 12, 2010
690,000	$1.29	2.59	$0.00	September 5, 2011
675,000	$1.00	3.65	$0.00	September 26, 2012
100,000	$1.00	4.04	$0.00	February 4, 2013
35,000	$1.00	4.25	$0.00	May 1, 2013

2,721,000

The Company’s stock option plan provides for the granting of options to directors, officers, employees and consultants. Under the terms of the option plan, options issued will not exceed 10% (2009 – 20%) of the issued and outstanding shares from time to time. The option price under each option is not less than the discounted market price on the grant date. The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than ten years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

e) Stock-Based Compensation

Stock-based compensation expense is determined using the fair value method. The Company estimated this expense using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2010	2009	2008

Risk-free interest rate	2.39%	3.36%	4.50%
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	115.98%	113.72%	92.63%
Expected option life in years	4.83	5.00	5.00
Fair value	$0.54	$0.40	$0.42

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

8.	Share Capital (Continued)

e) Stock-Based Compensation (Continued)

During the year ended January 31, 2010, the Company granted stock options to various employees, consultants and investor relations consultants to purchase up to 620,000 (2009 - 634,000; 2008 - 735,000) common shares at exercise prices of $0.76 per share (2009 - $1.00 and $1.11; 2008 - $1.17) pursuant to the Company’s stock option plan. Of this amount, nil (2009 - 499,000; 2008 - nil) stock options were cancelled prior to vesting due to the termination of an investor relations agreement. The Company expensed stock-based compensation of $334,392 (2009 - $255,763; 2008 - $310,246) for stock options granted to directors, officers, employees and consultants and capitalized $5,545 (2009 - $nil; 2008 - $nil) to mineral properties to reflect the stock options granted to a consultant providing geological services. The amounts expensed were allocated to directors/officers, employees and consultants as follows:

	2010	2009	2008

Directors, officers and employees	$282,772	$24,902	$261,998
Investor relations	-	35,791	33,191
Consultants	51,620	195,070	15,057
Modification of warrants (Note 8(c))	703,897	1,513,500	-
	$1,038,289	$1,769,263	$310,246

f) Earnings (Loss) per Share The following sets forth the computation of basic and diluted earnings (loss) per share:

	2010	2009	2008

Net income (loss) for the year	$1,711,611	$(3,746,165)	$(1,319,185)
Weighted average number of common shares	25,093,778	24,979,312	23,570,728
Effect of dilutive securities
Warrants (Note 8(c))	-	-	-
Options (Note (8(d))	-	-	-
	25,093,778	24,979,312	23,570,728
Basic and diluted earnings (loss) per share	$0.07	$(0.15)	$(0.06)

All the warrants (Note 8(c)) and options (Note 8(d)) are potentially dilutive in the year ended January 31, 2010, but were not included in the calculation of diluted earnings per share because the average market prices exceed the exercise prices. For the years ended January 31, 2009 and 2008, warrants (Note 8(c)) and options (Note 8(d)), which are potentially dilutive, are excluded from the calculation of diluted loss per share as their impact would be anti-dilutive.

9.	Related Party Transactions During the year ended January 31, 2010:
	a)	$30,000 (2009 - $30,000; 2008 - $30,000) was paid for consulting fees to a private company controlled by a director and officer of the Company;

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

9.	Related Party Transactions (Continued)
	b)	$75,000 (2009 - $75,000; 2008 - $75,000) was paid for management fees to a private company controlled by a director and officer of the Company;
	c)	$20,250 (2009 - $30,000; 2008 - $65,000) was paid for management fees to a private company controlled by an officer of the Company;
	d)	$20,250 (2009 - $30,000; 2008 - $nil) was paid for consulting fees to a private company controlled by an officer of a related Company;
e)
$147,711 (2009 - $186,734; 2008 - $168,983) was charged for office and miscellaneous, salaries and benefits, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

	f)	$nil (2009 - $39,526; 2008 - $15,332) was paid for geological consulting services to a private company controlled by a former director of the Company;
	g)	$24,690 (2009 - $35,888; 2008 - $42,661) was paid for geological consulting services to a private company controlled by a director and officer of the Company;
	h)	$18,000 (2009 - $12,000; 2008 - $12,000) was charged for directors’ fees to the Directors’ of the Company; and
	i)	$17,000 (2009 - $nil; 2008 - $nil) in advances payable to related parties relating to directors’ fees outstanding since 2003 was reversed during the year.
These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

The Company entered into a cost-sharing agreement during 2005 to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

Advances receivable from related party comprises US$56,277 (2009 - US$52,891) less an allowance for non collection of US$39,113 (2009 - US$39,113).  The advances receivable from related party is from a public company related by common directors.  Amounts due are without stated terms of interest or repayment.

Advances payable to related parties include $14,949 (2009 - $12,288) due to Oniva, $6,000 (2009 - $17,000) due to directors of the Company, $2,073 (2009 - $1,526) due to a private company controlled by a director and officer of the Company and $nil (2009 - $39,270) due to a private company controlled by a former director of the company. Amounts due are without stated terms of interest or repayment.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

10.	Asset Retirement Obligation

The Company’s ARO relates to the reclamation work required by the Bureau to be performed on the Robertson Property. Management has assessed the AROs and the associated liability to be recognized in the current period. During the year ended January 31, 2010, the Company reclassified its ARO from current liabilities to long-term liabilities due to changes in the estimated timing of cash flows. In the prior year, the Company intended to fulfill its obligation in fiscal 2010; however, as the result of planned exploration on the Robertson Property for fiscal 2011, the Company deferred the reclamation work.

Management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its ARO to be approximately US$249,000 (2008 - US$221,000), which is expected to be incurred during 2017 and 2018. The risk-free rate of 2.33% was used to calculate the present value of the ARO. In the prior year, the Company intended to fulfill its obligation in fiscal 2010; therefore, there was no difference between the present value and undiscounted inflation-adjusted value of the obligation. Management will continue to assess the AROs and the associated liability as further information becomes known.

A reconciliation of the ARO is as follows:

	2010	2009

Beginning balance	$270,979	$194,361
Additions	-	33,120
Revision due to estimated timing of cash flows	(12,474)	-
Change in foreign exchange rate	(22,257)	43,498

Ending balance	$236,248	$270,979

11.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or reduce expenditures. Management reviews the capital structure on a regular basis to ensure that objectives are met.

There have been no changes to the Company’s approach to capital management during the year.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

12.	Net Change in Non-Cash Working Capital

	2010	2009	2008

Advances receivable from related party	$(1,455)	$(3,091)	$36,634
Prepaid expenses	1,160	(2,691)	52,477
Interest and other amounts receivable	(3,870)	45,868	(24,611)
Accounts payable and accrued liabilities	1,160	(57,034)	(331,071)
Advances payable to related parties	8,662	(7,212)	18,527
Asset retirement obligation	-	-	(12,816)

	$5,657	$(24,160)	$(260,860)

13.
Income Taxes

Income tax recovery differs from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to loss before future income taxes. For the year ended January 31, 2010, the Canadian statutory rate is 29.88% (2009 – 31.50%; 2008 – 33.90%) .

	2010	2009	2008
Income tax recovery at the statutory rate	$337,418	$1,012,053	$236,783
Tax effect of expenses that are not deductible
Mineral properties	213,086	488,956	581,628
Foreign exchange	135,091	(282,097)	190,212
Stock-based compensation	(310,189)	(557,318)	(100,069)
Changes in valuation allowance	2,506,427	(1,299,262)	(1,950,640)
Adjustment due to effective rate attributable to income taxes in other countries	1,967	55,774	15,376
Changes in income tax rates and foreign exchange	(42,945)	48,597	406,000
Net future income tax expense	$2,840,855	$(533,297)	$(620,710)

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

13.
Income Taxes (Continued)

The components of the future income tax assets (liabilities), after applying enacted Canadian rates of 25.00% (2009 – 26.00%) and enacted US rates of 34.00% (2009 – 35.00%) are as follows:

	2010	2009

Future income tax assets
Non-capital loss carry-forwards	$4,403,000	$4,766,000
Investment securities	-	9,000
Other	5,000	9,000
	4,408,000	4,784,000
Less: valuation allowance	(1,636,687)	(4,784,000)
Net future income tax asset	2,771,313	-
Future income tax liability
Investment securities	(59,000)	-
Mineral property interests	(4,399,676)	(4,963,038)
Net future income tax liability	$(1,687,363)	$(4,963,038)

The valuation allowance reflects the Company’s estimate that a portion of the future tax assets, more likely than not, will not be realized.

At January 31, 2010, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $5,581,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows:

2011	$627,000
2015	522,000
2026	1,231,000
2027	1,114,000
2028	900,000
2029	623,000
2030	564,000
$5,581,000

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

13.
Income Taxes (Continued)

At January 31, 2010, the Company had, for US tax purposes, net operating losses aggregating approximately US$8,322,000. The net operating losses are available to offset taxable income earned by the US operations of future years and expire as follows:

2014	$118,000
2015	81,000
2016	130,000
2017	58,000
2018	364,000
2020	99,000
2021	219,000
2022	166,000
2023	596,000
2024	335,000
2025	627,000
2026	513,000
2027	1,284,000
2028	1,648,000
2029	1,498,000
2030	586,000
$8,322,000

14.
Segmented Information

The Company is involved in one operating segment, mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for each of the 2010, 2009 and 2008 fiscal years. All operating losses for 2010, 2009 and 2008 are as a result of Canadian head office costs. Costs of US operations are capitalized to mineral properties. The assets of the Company are geographically segmented as follows:

January 31, 2010	Canada	US	Total
Current assets	$709,641	$27,796	$737,437
Investment securities	610,967	-	610,967
Equipment	1,490	4,383	5,873
Mineral properties	-	16,029,214	16,029,214
Reclamation deposits	-	408,075	408,075
	$1,322,098	$16,469,468	$17,791,566

January 31, 2009	Canada	US	Total
Current assets	$1,331,702	$33,114	$1,364,816
Investment securities	78,803	-	78,803
Equipment	1,862	5,682	7,544
Mineral properties	-	15,704,913	15,704,913
Reclamation deposits	-	477,550	477,550
	$1,412,367	$16,221,259	$17,633,626

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

15.	Subsequent Events Subsequent to January 31, 2010:
a)
The Company closed the first tranche of a non-brokered private placement for gross proceeds of $2,884,816 from the issuance of 5,245,120 units at a price of $0.55 per unit. Each unit is comprised of one common share and one non-transferrable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.75 for a term of two years until April 1, 2012. The Company paid total finders’ fees of $239,517 and issued 415,427 finders’ warrants to individuals and brokers assisting in the financing. Each finders’ warrant entitles the finder to purchase one common share at a price of $0.75 for a term of one year until April 1, 2011.

b)
The Company closed the second and final tranche of a non-brokered private placement for gross proceeds of $965,250 from the issuance of 1,755,000 units at a price of $0.55 per unit. Each unit is comprised of one common share and one non-transferrable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.75 per share for a term of two years until April 23, 2012. The Company paid total finders’ fees of $28,325 and issued 19,000 finders’ warrants to individuals and brokers assisting in the financing.  Each finders’ warrant entitles the finder to purchase one common share at a price of $0.75 for a term of one year until April 23, 2011.

c)
The Company entered an agreement dated April 1, 2010 for consulting services for a term of one year for $18,150 plus GST/HST payable in advance. The Company also granted the consultant 33,000 options exercisable for one common share at a price of $0.75 for a term of one year until April 1, 2011.

	d)	On May 18, 2010, 4,230 000 warrants expired unexercised.
16.	Differences between Canadian and United States GAAP

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP, which in most respects conform to US GAAP. There are certain material differences between Canadian and US GAAP.

Mineral Properties

The Company follows the policy of deferring all acquisition and exploration costs relating to the mineral properties held.  Under US GAAP, the deferred exploration expenditures would have been expensed in the year they were incurred (see Note 6) and, accordingly, there would be no differences giving rise to the related future income tax liability and the corresponding foreign exchange gain (loss) on the future income tax liability would not be recorded.

Non-Controlling Interest

The Company has not yet adopted Section 1602, “Non-Controlling Interests”, for Canadian financial reporting purposes; as such, non-controlling interests for Canadian financial reporting purposes is not disclosed as a component of equity. Under US GAAP, a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and, accordingly, the non-controlling interest as reported in the balance sheet would be reclassified to shareholders’ equity under US GAAP.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

16.
Differences between Canadian and United States GAAP (Continued)

Stock-Based Compensation Expense

Canadian GAAP and US GAAP both have the same policy of recording compensation expense for the estimated fair value of stock options granted except in accordance with US GAAP, Accounting Standards Codification (“ASC”) 718 (formerly FAS 123R) (“ASC 718”) requires the Company to estimate expected forfeiture rates at the grant date.  The Company adopted the policy of fair value accounting for stock options under US GAAP, ASC 718, a year earlier than it adopted the policy for Canadian GAAP, and during the one year difference in policy treatment, the Company did not record a stock-based compensation charge of $60,000 under Canadian GAAP.  Therefore, there is a permanent adjustment of $60,000 to deficit when reconciling Canadian GAAP to US GAAP.

ASC 718 was adopted effective February 1, 2007, under the modified prospective method of adoption.  Forfeitures are estimated under ASC 718 for options that are not fully vested upon granting.  Therefore, the adoption of this standard has no effect on the consolidated financial statements.

For US GAAP purposes, stock-based compensation would be included as part of the directors’ fees and a portion would be allocated to salaries and benefits in the consolidated statements of operations and comprehensive loss.

Derivatives

The Financial Accounting Standards Board (“FASB”) issued new accounting standards related to disclosures about derivative instruments and hedging activities, which revises the disclosure requirements for derivative instruments and hedging activities. The new standard is effective for the Company on February 1, 2009. This standard had no impact on the consolidated financial statements.

Cumulative Development Stage Reporting

The Company is not required and has opted to not report such information for Canadian reporting and for US GAAP purposes; the Company is considered an exploration stage company. US GAAP requires the disclosure of cumulative-to-date information for each line item on the statements of operations and cash flows plus annual summaries of each component of shareholders’ equity since inception. Under Canadian GAAP, reporting of this information is not required. Had the consolidated financial statements been prepared in accordance with US GAAP, such information would have been disclosed.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

16.	Differences between Canadian and United States GAAP (Continued)
	a)	Reconciliation of Consolidated Balance Sheet Items
The impact of these differences would be as follows:
	(i)	Reconciliation of total assets, liabilities and non-controlling interest

	2010	2009
Consolidated balance sheets
Total assets, Canadian GAAP	$17,791,566	$17,633,626
Capitalized mineral property expenditures	(14,718,069)	(14,393,768)
Total assets, US GAAP	$3,073,497	$3,239,858

Total liabilities, Canadian GAAP	$2,012,127	$5,368,435
Future income tax liability	(1,370,640)	(4,610,376)
Total liabilities, US GAAP	$641,487	$758,059

Non-controlling interest, Canadian GAAP	$10,320	$10,320
Reclassification of non-controlling interest to shareholders’ equity	(10,320)	(10,320)
Total non-controlling interest, US GAAP	$-	$-

(ii)	Reconciliation of shareholders’ equity

	2010	2009
Consolidated statements of shareholders’ equity

Share capital, Canadian and US GAAP	$40,742,124	$40,301,644

Contributed surplus, Canadian GAAP	5,857,421	4,960,907
Stock-based compensation expense	60,000	60,000

Contributed surplus, US GAAP	5,917,421	5,020,907

Accumulated other comprehensive income, Canadian and US GAAP	425,695	(39,948)

Non-controlling interest, Canadian GAAP	-	-
Reclassification of non-controlling interest to shareholders’ equity	10,320	10,320

Non-controlling interest, US GAAP	10,320	10,320

Deficit, end of year, Canadian GAAP	(31,256,121)	(32,967,732)
Stock-based compensation expense	(60,000)	(60,000)
Deferred exploration expenditures, net	(14,718,069)	(14,393,768)
Future income taxes	1,370,640	4,610,376
Deficit, end of year, US GAAP	(44,663,550)	(42,811,124)
Total shareholders’ equity, US GAAP	$2,432,010	$2,481,799

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

16.	Differences between Canadian and United States GAAP (Continued) b) Reconciliation of Consolidated Statement of Operations Items

	2010	2009	2008
Consolidated statements of operations
Income (loss) for year, Canadian GAAP	$1,711,611	$(3,746,165)	$(1,319,185)
Deferred exploration expenditures	(324,301)	(1,683,613)	(2,006,961)
Future income taxes	(2,774,334)	533,297	620,710
Foreign exchange gain (loss)	(465,402)	866,933	(553,133)
Net loss for the year, US GAAP	(1,852,426)	(4,029,548)	(3,258,569)
Unrealized gain (loss) on investments, Canadian and US GAAP	465,643	(88,479)	(19,352)
Net comprehensive loss, US GAAP	$(1,386,783)	$(4,118,027)	$(3,277,921)
Loss per share, US GAAP – Basic and diluted	$(0.06)	$(0.16)	$(0.14)

c) Reconciliation of Consolidated Statements of Cash Flows

	2010	2009	2008
Consolidated statements of cash flows
Cash used in operating activities per Canadian GAAP	$(574,119)	$(557,733)	$(1,201,641)
Mineral properties expenditures	(357,480)	(1,609,696)	(1,815,398)
Cash flows used in operating activities per US GAAP	$(931,599)	$(2,167,429)	$(3,017,039)

Cash used in investing activities under Canadian GAAP	$(349,212)	$(1,774,063)	$(2,061,875)
Mineral properties expenditures	357,480	1,609,696	1,815,398
Cash provided by (used in) investing activities under US GAAP	$8,268	$(164,367)	$(246,477)

d) Recently Adopted Accounting Standards
(i)	In June 2009, the FASB issued new guidance, which is now part of ASC 105-10 (formerly Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, (“SFAS 168”)). SFAS 168 replaces FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles", and establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. The Codification only had the effect of amending US GAAP references to authoritative accounting guidance in the Company’s consolidated financial statements.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

16.	Differences between Canadian and United States GAAP (Continued)
d) Recently Adopted Accounting Standards (Continued)
(ii)
In December 2007, the FASB issued guidance which is now part of ASC 810-10, “Non-Controlling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51” (formerly SFAS 160, “Non-Controlling Interests in Consolidated Financial Statements - an amendment of ARB No. 51”). This guidance establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, changes in a parent’s ownership of a non-controlling interest, calculation and disclosure of the consolidated net income attributable to the parent and the non-controlling interest, changes in a parent’s ownership interest while the parent retains its controlling financial interest and fair value measurement of any retained non-controlling equity investment. This standard had no impact on the Company’s consolidated financial statements.

(iii)
In December 2007, the FASB issued amendments to ASC 805, “Business Combinations” (“ASC 805”) (formerly SFAS 141R), which established principles and requirements for the acquirer of a business to recognize and measure in its financial statements the identifiable assets (including in-process research and development and defensive assets) acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The amendments to ASC 805 are effective for financial statements issued for fiscal years beginning after December 15, 2008. Prior to the adoption of ASC 805, in-process research and development costs were immediately expensed and acquisition costs were capitalized. Under ASC 805 all acquisition costs are expensed as incurred. The standard also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. In April 2009, the FASB updated ASC 805 to amend the provisions for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. This update also eliminates the distinction between contractual and non-contractual contingencies. This standard had no impact on the Company’s consolidated financial statements.

(iv) In April 2009, the FASB issued guidance which is now part of ASC 825-10, “Financial Instruments” (formerly Financial Staff Position SFAS 107-1 and Accounting Principles Board (APB) Opinion No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (SFAS 107-1 and APB 28-1)). This statement amends FASB Statement No. 107, “Disclosures about Fair Values of Financial Instruments”, to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. The statement also amends APB Opinion No. 28, “Interim Financial Reporting”, to require those disclosures in all interim financial statements. This statement is effective for interim periods ending after June 15, 2009. This standard had no impact on the Company’s consolidated financial statements.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

16.	Differences between Canadian and United States GAAP (Continued)
d) Recently Adopted Accounting Standards (Continued)
(v)
In May 2009, the FASB issued new guidance for accounting for subsequent events. The new guidance, which is now part of ASC 855-10, “Subsequent Events” (formerly, SFAS No. 165, “Subsequent Events”) is consistent with existing auditing standards in defining subsequent events as events or transactions that occur after the balance sheet date but before the financial statements are issued or are available to be issued, but it also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The new guidance defines two types of subsequent events: “recognized subsequent events” and “non-recognized subsequent events.” Recognized subsequent events provide additional evidence about conditions that existed at the balance sheet date and must be reflected in the company’s financial statements. Non-recognized subsequent events provide evidence about conditions that arose after the balance sheet date and are not reflected in the financial statements of a company. Certain non-recognized subsequent events may require disclosure to prevent the financial statements from being misleading. The new guidance was effective on a prospective basis for interim or annual periods ending after June 15, 2009.

(vi)
In February 2010, FASB issued ASU 2010-09, “Subsequent Event (Topic 855) Amendments to Certain Recognition and Disclosure Requirements”. ASU 2010-09 removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. This standard had no impact on the Company’s consolidated financial statements.

(vii)
In June 2009, the FASB issued new guidance which is now part of ASC 860 (formerly SFAS No. 166), “Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140” (“SFAS 166”). SFAS 166 eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity's continuing involvement in and exposure to the risks related to transferred financial assets. SFAS 166 is effective for fiscal years beginning after November 15, 2009. This standard is not expected to impact the Company’s consolidated financial statements.

	(viii)	In June 2009, the FASB issued new guidance which is now part of ASC 810 (formerly SFAS No.167), “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. SFAS 167 is effective for the first annual reporting period beginning after November 15, 2009 and for interim periods within that first annual reporting period. This standard is not expected to impact the Company’s consolidated financial statements.

CORAL GOLD RESOURCES LTD. (an Exploration Stage Company)
Notes to Consolidated Financial Statements
For the years ended January 31, 2010, 2009 and 2008
(In Canadian Dollars)

16.	Differences between Canadian and United States GAAP (Continued)
d) Recently Adopted Accounting Standards (Continued)
(ix)
In August 2009, the FASB issued Accounting Standards Update No. 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”). This update provides amendments to Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosure”, for the fair value measurement of liabilities when a quoted price in an active market is not available. ASU 2009-05 is effective for reporting periods beginning after August 28, 2009. This standard is not expected to impact the Company’s consolidated financial statements.